NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended
December 31, 2024 and 2023

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

TABLE OF CONTENTS





RLB ACCOUNTANTS, P.C.

RLB

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA
Martin C. Levin, CPA, CVA, MBA
William E. Bloss, CPA
Jeffrey S. Berdahl, CPA/PFS, CSEP
Philip D. Pope, CPA
Darian Allen, CPA, CITP

Rosaine J. Fry, CPA
Director

INDEPENDENT AUDITORS' REPORT

To the Members
National Energy Improvement Fund, LLC
and Subsidiaries
Allentown, PA

Opinion

We have audited the consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (Pennsylvania limited liability companies), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC and Subsidiaries as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of National Energy Improvement Fund, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

1

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In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund, LLC and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of National Energy Improvement Fund, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Funds LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The schedule on page 27 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

RLB Accountants, P.C.

Allentown, PA
February 15, 2025

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2024 and 2023

Assets		2024		2023
Cash and equivalents	$	3,733,914	$	808,412
Loan servicing fees receivable		617,762		498,842
Other receivables		95,833		835,295
Loans held for resale		2,167,917		56,329
Prepaid expenses		51,284		52,081
Loan servicing asset		2,997,190		3,188,593
Furniture, equipment and software, net		489,347		264,715
Intangibles, net		1,637		1,846
Right of use operating lease asset		269,506		350,870
Security deposits		7,000		7,000
Investment in RB Funding, LLC		378,480		388,886
Limited-use assets, restricted cash		8,656,879		2,682,879
Total assets	$	19,466,749	$	9,135,748

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

Consolidated Balance Sheets (Continued)
December 31, 2024 and 2023

Liabilities and Members' Equity		2024		2023
Liabilities:				
SBA loan payable	$	500,000	$	500,000
Note payable, member		—		250,000
Accrued expenses and payables		138,289		220,752
Amounts due on serviced loans		8,602,999		2,729,022
Loan loss reserve		60,959		62,547
Subordinated debt		405,000		1,167,947
Right of use operating lease liability		277,412		355,794
Due to preferred members		445,872		231,151
Due to common members		—		1,310,659
Member earnout payable		3,785		4,877
Total liabilities		10,434,316		6,832,749
Members' equity:				
Class A preferred units, no par value; 100 units authorized, 7.67 issued and outstanding at December 31, 2024 and 2023		230,000		230,000
Class A-1 preferred units, no par value; unspecified units authorized, issued and outstanding at December 31, 2024		7,500,000		—
Class B preferred units, no par value; 200 units authorized, 115.08 issued and outstanding at December 31, 2024 and 2023		3,150,748		3,452,426
Class E preferred units, no par value; 100 units authorized, 22.67 issued and outstanding at December 31, 2024 and 2023		680,000		680,000
Class F preferred units, no par value; 100 units authorized, 30.86 and 24.86 issued and outstanding at December 31, 2024 and 2023, respecively		643,145		621,598
Class CF preferred units, no par value; 2,000 units authorized, 1848.83 and 1372.60 units issued and outstanding at December 31, 2024 and 2023, respectively		1,848,832		1,372,605
Class KEEP QNB preferred units, no par value; 9 million units authorized, 1 million units issued and outstanding at December 31, 2024		913,562		—
Class C and D common units, no par value; 1,036 units authorized, (600.88 Class C) (435.12 Class D) units issued and outstanding at December 31, 2024 and 2023		2,100,000		2,100,000
Accumulated deficit		(8,033,854)		(6,153,630)
Total members' equity		9,032,433		2,302,999
Total liabilities and members' equity	$	19,466,749	$	9,135,748

See accompanying notes to consolidated financial statements.

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenue:		
Interest earned on owned loans	$ 561,567	$ —
Loan servicing fees	1,770,342	1,846,155
Program fees	514,697	479,900
Commercial fees	415,573	317,742
Rebate income	238,550	48,250
Gain on loan sales	963,439	—
Gain (loss) on loan servicing rights	(191,403)	1,285,127
Total revenues	4,272,765	3,977,174
Operating expenses	5,204,072	3,803,586
Operating income (loss)	(931,307)	173,588
Other income (expense):		
Income from investment in affiliate	109,594	60,506
Interest income	1,082	4,538
Gain on earnout provision	—	192,375
Interest expense	(123,734)	(182,185)
Net income (loss)	$ (944,365)	$ 248,822

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2024 and 2023

	Class A	Class A-1	Class B	Class E	Class F	Class CF	KEEP QNB	Class C	Class D	Accumulated Deficiency	Total
			Preferred Units					**Common Units**			
Beginning balances, January 1, 2023	$ 230,000	$ —	3,565,000	$ 680,000	$ —	$ 826,320	$ —	$ 500,000	$ 1,600,000	$ (5,873,819)	$ 1,527,501
Units issued (redeemed), net	—	—	(112,574)	—	621,598	546,285	—	—	—	—	1,055,309
Common member distributions	—	—	—	—	—	—	—	—	—	(122,925)	(122,925)
Preferred member distributions	—	—	—	—	—	—	—	—	—	(405,708)	(405,708)
Income	—	—	—	—	—	—	—	—	—	248,822	248,822
Ending balances, December 31, 2023	230,000	—	3,452,426	680,000	621,598	1,372,605	—	500,000	1,600,000	(6,153,630)	2,302,999
Units issued (redeemed) net	—	7,500,000	(301,678)	—	21,547	476,227	913,562	—	—	—	8,609,658
Common member distributions	—	—	—	—	—	—	—	—	—	(127,413)	(127,413)
Preferred member distributions	—	—	—	—	—	—	—	—	—	(808,446)	(808,446)
Loss	—	—	—	—	—	—	—	—	—	(944,365)	(944,365)
Ending balances, December 31, 2023	$ 230,000	$ 7,500,000	3,150,748	$ 680,000	$ 643,145	$ 1,848,832	$ 913,562	$ 500,000	$ 1,600,000	$ (8,033,854)	$ 9,032,433

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net income (loss)	$ (944,365)	$ 248,822
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization expense	108,262	67,578
Gain on earnout provision	—	(192,375)
Loan loss reserve	(1,588)	—
Income from investment in affiliate	(109,594)	(60,506)
Changes in assets and liabilities:		
Loan servicing fees receivable	(118,920)	(330,460)
Other receivables	739,462	(765,270)
Loans held for resale	(2,111,588)	(15,453)
Prepaid expenses	797	(10,868)
Loan servicing asset	191,403	(1,285,126)
Accrued expenses and payables	(82,463)	70,638
Amounts due on serviced loans	(100,023)	(73,662)
Right of use operating lease, net	2,982	—
Member earnout payable	(1,092)	(3,849)
Net cash used in operating activities	(2,426,727)	(2,350,531)
Cash flows from investing activities:		
Purchase of equipment	(332,685)	(172,822)
Dividends received from affiliate	120,000	667,733
Net cash provided by (used in) investing activities	(212,685)	494,911
Cash flows from financing activities:		
Borrowing from (repayment of) note payable, member	(250,000)	250,000
Net payment of subordinated debt	(762,947)	(37,053)
Advances from (to) common members	(1,310,659)	575,076
Member contributions received	9,355,000	1,340,000
Member redemptions paid	(745,342)	(284,691)
Member distributions paid	(721,138)	(366,087)
Net cash provided by financing activities	5,564,914	1,477,245
Net increase (decrease) in cash and equivalents	2,925,502	(378,375)
Cash and equivalents, beginning	808,412	1,186,787
Cash and equivalents, ending	$ 3,733,914	$ 808,412

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

Statements of Cash Flows (Continued)
Years Ended December 31, 2024 and 2023

	2024	2023
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$ 2,682,879	$ 2,419,667
Net cash proceeds provided by third parties to fund consumer loans	5,974,000	255,923
Net cash proceeds reserved for member distributions	—	7,289
Restricted cash, ending	$ 8,656,879	$ 2,682,879

See accompanying notes to consolidated financial statements.

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

1.   Nature of Operations and Summary of Significant Accounting Policies:

The consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (the "Company") include the accounts of National Energy Improvement Fund, LLC and two wholly owned subsidiaries acquired in May 2020 as follows:


NEIF-MSH Financial, LLC
NEIF-MSH Insurance, LLC


The Company originates unsecured loans for energy-efficient home improvements on behalf of various investors and provides loan servicing at agreed-upon interest margins for those loans, certain loans for which servicing rights were acquired, as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor. Additionally, the Company receives insurance commissions as a licensed insurance agency through its subsidiary NEIF-MSH Insurance, LLC.

National Energy Improvement Fund, LLC is organized as a Pennsylvania limited liability company with two types of common membership and seven types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 14.

Each of the two subsidiaries is organized as a single-member Pennsylvania limited liability company, wholly owned by National Energy Improvement Fund, LLC. The Company decided to cease operations in both of these subsidiaries as of December 31, 2023, however, NEIF-MSH Insurance, LLC continues to receive commissions for prior insurance products sold.

The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

Revenue Recognition Policy
The Company derives its primary revenue stream from the servicing of unsecured energy efficiency improvement loans. Revenues are recognized on a

*(Continued)*


RLB Accountants, P.C.
Certified Public Accountants


Notes to Consolidated Financial Statements
December 31, 2024 and 2023

monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required to be paid to the investor. Additionally, the Company generates certain origination fees that are charged to the borrower at the time of the loan. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio as well as gains from the sale of loans to other investors.

Disaggregation of Revenue from Contracts with Customers
For the years ended December 31, 2024 and 2023, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

	2024	2023
Performance obligations satisfied at a point in time	$ 1,783,712	$ 637,992
Performance obligations satisfied over time	2,489,053	3,339,182
	$ 4,272,765	$ 3,977,174

Revenue from performance obligations satisfied at a point in time consist of loan origination fees charged to commercial customers, income from rebates and dealer charges, and gains on loan sales.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gains and losses on loan servicing rights.

Performance Obligations
For performance obligations related to the origination fees charged to commercial customers, income from rebates and dealer charges and gains on loan sales, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and gains on loan sales and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue. Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable
Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectibility as the loans are owned by the various investors.

Loan Servicing Asset
The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

Investment in Affiliated Company
The Company owns a 50% interest in RB Funding, LLC, an entity organized to facilitate rebate factoring for various rebate programs throughout the country. The investment is recorded using the equity method of accounting for investments in affiliates.

Equipment, Leasehold Improvements and Software
Equipment, leasehold improvements, and web portal development costs are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets. Web portal development costs are being amortized over 60 months.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

(Continued)

**Notes to Consolidated Financial Statements
December 31, 2024 and 2023**

Advertising

The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $41,151 and $109,133 for the years ended December 31, 2024 and 2023, respectively.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") operating lease assets and ROU operating lease liabilities on the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and ROU lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Company generally uses the risk-free US Treasury rate over a similar term as the lease payments.

Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with a lease term of 12 months or less at inception are not recorded on the balance sheets and are expensed on a straight-line basis over the lease term in the statements of operations.

Subsequent Events Evaluation

The Company has evaluated events and transactions occurring subsequent to December 31, 2024, for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 15, 2025, the date these financial statements were available for issuance.

Adoption of New Accounting Standard – Allowance for Credit Losses

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were loan servicing fees and other receivables. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered

(Continued)

material to the financial statements and primarily resulted in enhanced disclosure only.

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8.0%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2023	2023
Balance at beginning of year	$ 3,188,593	$ 1,903,466
Loan servicing rights capitalized at fair market value, net	(191,403)	1,285,127
Balance at end of year	$2,997,190	$ 3,188,593

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 50% investment in RB Funding, LLC, consists of an original investment of $2,500 plus income (loss) recognized on the equity method of accounting, minus the dividends received.

4. Furniture, Equipment and Software:

Furniture, equipment and software at December 31 consist of the following:

	2024	2023
Computer equipment	$ 38,863	$ 28,732
Office furniture	40,453	39,355
Software	736,209	419,123
Leasehold improvements	10,328	5,958
	825,853	493,168

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

<table>
<tr><td>Less: accumulated depreciation and amortization</td><td>336,506</td><td>228,453</td></tr>
<tr><td></td><td>$ 489,347</td><td>$ 264,715</td></tr>
</table>

Depreciation and amortization expense amounted to $108,053 and $67,369 for the years ended December 31, 2024 and 2023, respectively.

5. Intangible Assets-Startup Costs and Goodwill:

The Company began operations in July 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. Accumulated amortization amounted to $1,498 and $1,289 as of December 31, 2024 and 2023, respectively. Amortization expense amounted to $209 for each of the years ended December 31, 2024 and 2023.

The Company recorded goodwill in connection with the acquisition of two subsidiaries in 2020 in the amount of $143,186. The Company decided to cease operations at these subsidiaries as of December 31, 2023. The remaining unamortized cost of goodwill in the amount of $107,532 was expensed and offset against previously recorded earnouts payable and loss reserves in the amount of $299,907. The net amount of $192,375 was recorded as a gain on earnout provision for the year ended December 31, 2023.

6. Operating Leases:

The Company leased a copier under a 36-month operating lease that expired February 2024. The lease required monthly payments in the amount of $289 plus usage fees. The Company leases a copier under a 36-month operating lease that expires September 2027. The lease requires monthly payments in the amount of $339 plus usage fees. Rental expense related to the copiers amounted to $6,644 and $5,318 for the years ended December 31, 2024 and 2023.

The Company entered into a five-year lease for its office space beginning February 2023. The lease requires monthly payments of $7,240 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease amounted to $92,247 and $91,083 for the years ended December 31, 2024 and 2023, respectively. The excess of rent

(Continued)

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

expense recorded over rent paid is included in the right of use operating lease liability and amounted to $7,906 and $4,924 as of December 31, 2024 and 2023, respectively.

The Company leased office space on a month-to-month basis amounting to $20,890 and $10,520 for the years ended December 31, 2024 and 2023, respectively.

In accordance with ASC Topic 842, the Company recorded a right of use asset and liability under the office real estate lease in the amount of $423,133. The amount was calculated based on the 60-month lease term utilizing a discount rate of 3.48%, the risk-free rate for 5-year US Treasuries.

Future minimum annual rental payments under the real estate operating lease obligations are as follows:

2025	$	91,943
2026		94,702
2027		97,542
2028		8,148
		292,335
Less effects of discounting		(14,923)
Lease liability recognized	$	277,412

7. Limited-use Assets – Cash:

Limited-use assets include cash related to loan program sponsors including government entities and utilities and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $8,656,879 and $2,682,879 as of December 31, 2024 and 2023, respectively.

8. Amounts Due on Serviced Loans:

Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December 2024 and 2023, respectively, that are due and payable to the underlying holders of the loans during the months ending January 2025 and 2024, respectively.

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

9.   SBA Loan Payable:

In January 2022, the Company was granted an SBA loan in the amount of $500,000. All of the loan payments were deferred until June 2024 and interest accrued from the loan's inception. The loan requires monthly payments of interest and principal in the amount of $2,505 including interest at 3.75% per annum beginning in June 2024 and is due in January 2054. The loan is secured by all Company assets. Accrued interest amounted to $39,995 and $36,333 as of December 31, 2024 and 2023, respectively.

The aggregate maturities of the SBA loan payable as of December 31, 2024 are as follows:

Years ending December 31,		
2025	$	9,032
2026		10,216
2027		10,609
2028		11,016
2029		11,440
Thereafter		447,687
	$	500,000

10. Bridge Loan:

In November 2023, the Company entered into a bridge loan agreement (the "bridge loan") with a member holding common units in the amount of $250,000. The bridge loan required monthly payments of interest only at 7% per annum and was repaid in June 2024. The bridge loan was collateralized by a second lien on all Company-owned assets. Interest expense amounted to $8,750 and $1,458 for the years ended December 31, 2024 and 2023, respectively.

11. Subordinated Debt:

The Company is obligated to investors for unsecured subordinated investment certificates with the following interest and repayment provisions:

Raise Green – First Issue, fixed rate
  of 5% payable quarterly with five-year

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

maturity due August 2025	$ 109,000
Raise Green – Second Issue, fixed rate of 5% payable quarterly with five-year maturity due September 2025	62,000
Raise Green – Third Issue, fixed rate of 5% payable quarterly with five-year maturity due January 2026	97,000
Raise Green – Fourth Issue, fixed rate of 5% payable quarterly with five-year maturity due June 2026	137,000
Balance at December 31, 2024 and 2023	$ 405,000

In July 2021 the Company entered into bridge loan transactions with 9 individuals who provided $800,000 in financing in the aggregate. The loans required quarterly payments of interest only at 9% per annum and originally matured in July 2023. During 2023, the 9 individuals loaned the Company an additional $8,000 and agreed to extend the term of the bridge loan for 3 additional years until July 2026 requiring quarterly payments of interest only at 9% per annum. Additionally, 4 of the individuals were being paid amortizing principal on a quarterly basis which amounted to $45,053 for the year ended December 31, 2023. The bridge loans were repaid in full in June 2024.

These obligations of the Company are subordinated to all present and future borrowings by the Company from financial institutions.

The aggregate maturities of the bridge loan transactions as of December 31, 2024 are as follows:

Years ending December 31,	
2025	$ 171,000
2026	234,000
	$ 405,000

(Continued)

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Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

12. Commitments and Contingencies:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide a portion of their equity investment in the Company. The cash is included in cash and equivalents and is maintained in a separate bank account and is not commingled with operating funds. The Company is a guarantor on this obligation.

13. Related Party Transactions:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $1,092 and $11,603 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, $3,785 and $4,877, respectively were included in the consolidated balance sheets as member earnout payable.

The Company had notes payable to three Class C members amounting to $665,000 as of December 31, 2023. The notes were due on demand, bore interest ranging from 3.25% to 5% per annum, and were included in due to common members in the accompanying consolidated balance sheet.

The Company had accrued certain guaranteed payments in addition to incurring liabilities for expenses advanced by several Class C members amounting to $645,659 as of December 31, 2023. Such amounts were included in due to common members in the accompanying consolidated balance sheet as of December 31, 2023.

The above amounts due to Class C members were repaid in June 2024.

Interest expense for these related-party notes amounted to $9,104 and $16,306 for the years ended December 31, 2024 and 2023, respectively.

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

14. Members' Equity:

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There were 7.67 Class A units issued at December 31, 2024 and 2023.

Total dividends declared for the Class A unit holders amounted to $9,200 for each of the years ended December 31, 2024 and 2023 of which $2,300 was accrued at both December 31, 2024 and 2023.

Class B Preferred Term Units

The Company has 200 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 115.08 Class B units issued at December 31, 2024 and 2023, with an aggregate investment amounting to $3,150,748 and $3,452,426 at December 31, 2024 and 2023, respectively.

Total amounts paid to the Class B unit holders for the year ended December 31, 2024 amounted to $535,941 of which $234,263 represented declared dividends and $301,678 represented a return of the investment. Accrued dividends amounted to $56,573 at December 31, 2024. Accrued investment returns amounted to $86,522 as of December 31, 2024.

Total dividends declared for the Class B unit holders amounted to $248,675 for the year ended December 31, 2023, of which $61,513 was accrued at December 31, 2023. Accrued investment returns amounted to $63,210 as of December 31, 2023.

Class C Common Units

The Company has 600.88 issued Class C units as of December 31, 2024 and 2023, requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A, A-1, B, E, F, CF and

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

KEEP QNB unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $100,902 and $99,817 for the years ended December 31, 2024 and 2023, respectively.

Class D Limited Common Units

The Company has 435.12 issued Class D units as of December 31, 2024 and 2023, requiring no specific investment. The units are entitled to discretionary annual distributions after Class A, A-1, B, E, F, CF and KEEP QNB unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,600,000 as of December 31, 2024 and 2023. Total dividends declared and paid for the Class D unit holders amounted to $26,511 and $23,108 for the years ended December 31, 2024 and 2023, respectively.

There is a total of 1,036 authorized units of Class C and Class D units.

Class E Preferred Term Units

The Company has 100 authorized Class E units requiring an initial investment of $30,000 per unit. The units require quarterly distributions of 7% per annum of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class E units have no voting rights. There were 22.67 Class E units issued at December 31, 2024 and 2023, with an aggregate investment amounting to $680,000 at December 31, 2024 and 2023.

Total dividends declared for the Class E unit holders amounted to $47,600 and $47,600 for each of the years ended December 31, 2024 and 2023, of which $11,900 was accrued at both December 31, 2024 and 2023.

Class F Preferred Term Units

The Company has 100 authorized Class F units requiring an initial investment of $25,000 per unit. The units require quarterly distributions of 8.50% per annum of

(Continued)

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Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

the initial investment value and unpaid distributions bear interest at 8.50% per annum. The Class F units have no voting rights. There were 30.86 and 24.86 Class F units issued at December 31, 2024 and 2023, respectively, with an aggregate investment amounting to $643,145 and $621,598 at December 31, 2024 and 2023, respectively.

Total amounts paid to the Class F unit holders for the year ended December 31, 2024 amounted to $183,440, of which $54,987 represented declared dividends and $128,453 represented a return of the investment. Accrued dividends amounted to $14,402 at December 31, 2024. Accrued investment returns amounted to $36,663 as of December 31, 2024.

Total dividends declared for the Class F unit holders amounted to $34,370 for the year ended December 31, 2023, of which $13,449 was accrued at December 31, 2023. Accrued investment returns amounted to $26,982 as of December 31, 2023.

Class CF Preferred Term Units

The Company has 2,000 authorized Class CF Climate Action Preferred units requiring an initial investment of $1,000 per unit. The units require quarterly distributions of 7% per annum of the invested balance plus return of capital redeemable based on a 7-year amortization. The units have no voting rights. There were 1,848.83 and 1,372.60 units issued at December 31, 2024 and 2023, respectively, with an aggregate investment amounting to $1,848,832 and $1,372,605, respectively.

Total amounts paid to the Class CF unit holders for the years ended December 31, 2024 and 2023 amounted to $358,866 and $184,578, respectively, of which $130,093 and $65,863, respectively, represented declared dividends and $228,773 and $118,715, respectively, represented a return of the investment. Accrued dividends amounted to $36,631 and $18,345 as of December 31, 2024 and 2023, respectively. Accrued investment returns amounted to $64,944 and $33,452 as of December 31, 2024 and 2023, respectively.

Class A-1 Preferred Units

The Company has authorized an unspecified number of Class A-1 Preferred units for one investor requiring an initial investment of $7,500,000. The units require quarterly distributions of 7.25% per annum of the invested balance plus return of

(Continued)

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

capital redeemable based on a 3-year amortization, following the expiration of an initial 3-year period. The units have no voting rights. As of December 31, 2024, there is an aggregate investment amounting to $7,500,000.

Total dividends declared for the Class A-1 unit holder amounted to $307,628 for the year ended December 31, 2024 of which $135,937 was accrued.

Class KEEP QNB Units

The Company has 9 million authorized Class KEEP QNB Preferred units permitting incremental investments to a maximum of $9 million in the aggregate. The proceeds from the issuance of these units are to be used exclusively to fund a 90% interest in loans made under the Keystone Energy Efficiency Program (KEEP). The units are restricted to be issued solely to Quakertown National Bank which invested $1 million in 2024. The units require monthly distributions based on 8.5% per annum of the invested balance plus return of capital redeemable based on the amount of 90% of the principal collected by the Company in the prior month related to outstanding KEEP Home Energy Loans. The units have no voting rights.

Total amounts paid to the Class KEEP QNB unit holders for the year ended December 31, 2024 amounted to $111,113 of which $24,675 represented declared dividends and $86,438, represented a return of the investment.

15. Acquisitions:

In April, 2020, the Company formed two wholly owned limited liability companies, NEIF-MSH Financial, LLC ("NEIF Financial") and NEIF-MSH Insurance, LLC ("NEIF Insurance") for the purpose of acquiring MSH Financial, LLC and MSH Insurance, LLC, respectively.

NEIF Financial acquired cash from MSH Financial, LLC in the amount of $166,911 in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Financial through December 31, 2030.

During 2023, the Company decided to cease all operations for this business and as a result recorded income amounting to $157,502, reflected as a gain on earnout provision in the consolidated statement of operations.

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

NEIF Insurance acquired the equity in MSH Insurance, LLC in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Insurance through December 31, 2030. No other assets or liabilities were acquired in this transaction.

During 2023, the Company decided to cease all operations for this business and as a result recorded income amounting to $34,873, reflected as a gain on earnout provision in the consolidated statement of operations.

16. Loan Loss Reserve:

In February 2020, the Company acquired a loan servicing portfolio from a third-party in the amount of $344,769. Pursuant to the transaction, the Company received $98,162 in cash collateral from that third party which was recorded as a loan loss reserve. This loan servicing portfolio amounted to $35,899 and $73,736 as of December 31, 2024 and 2023, respectively and the collateralized cash remaining in restricted cash and the loss reserve amounted to $60,959 and $62,547 at December 31, 2024 and 2023, respectively.

17. Pension Plan:

The Company sponsors a 401(k) retirement plan (the "Plan") for all eligible employees which began in October 2021. The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code. The Plan covers all full-time employees who have completed a minimum of six months of service and allows employees to contribute an amount up to the statutory maximum. The Plan provides for non-discretionary employer contributions of 3% of eligible employee compensation under Safe Harbor plan provisions.

The Company made contributions to the Plan amounting to $70,050 and $60,100 for the years ended December 31, 2024 and 2023, respectively.

RLB Accountants, P.C.
Certified Public Accountants

Notes to Consolidated Financial Statements
December 31, 2024 and 2023

18. Going Concern:

The Company's consolidated financial statements are presented on a going concern basis which contemplates the realization of assets and satisfaction of obligations in the normal course of business. The Company, despite profitability, had reported negative cash flows from operating activities amounting to $2,350,531 for the year ended December 31, 2023. This condition had raised substantial doubt about the ability of the Company to continue as a going concern.

During 2024, management raised significant additional capital as further described in Note 14 in accordance with its plans. Such additional capital should provide the Company with sufficient cash to meet its obligations until more successful operations are achieved.

RLB Accountants, P.C.
Certified Public Accountants

SUPPLEMENTARY INFORMATION

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Schedules of Operating Expenses
Years Ended December 31, 2024 and 2023

	2024	2023
Operating expenses:		
Advertising	$ 41,151	$ 109,133
Bank service charges	55,618	65,695
Commissions	286,837	308,375
Compliance	5,208	9,228
Computer expenses	415,169	289,841
Consulting	86,928	—
Contributions	3,125	1,000
Depreciation and amortization expense	108,262	67,578
Dues and subscriptions	41,947	34,034
Employee benefits-allocated	192,931	165,034
Equipment rental	6,644	5,318
Guaranteed payments to members	603,250	538,833
Insurance	75,411	73,838
Warehouse interest on owned loans	470,710	—
Legal and accounting	195,274	83,932
Licenses and permits	65,541	43,621
Loan processing costs	311,782	247,604
Marketing expenses	18,539	17,236
Meals and entertainment	27,829	16,497
Office expenses	45,895	43,303
Payroll taxes-allocated	161,073	128,086
Pension plan contributions	70,050	60,100
Rental expenses	113,137	101,603
Telephone	29,329	23,268
Travel	87,897	64,125
Utilities	5,039	4,938
Wages and salaries	1,679,496	1,301,366
Total operating expenses	$ 5,204,072	$ 3,803,586

RLB Accountants, P.C.
Certified Public Accountants